Exhibit 12.2
JPMorgan Chase & Co.

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

Year ended December 31,
(in millions, except ratios)	2014	2013	2012	2011	2010
Excluding interest on deposits
Income from continuing operations before income taxes	$29,792	$25,914	$28,917	$26,749	$24,859
Fixed charges:
Interest expense	6,264	7,610	8,498	9,749	9,357
One-third of rents, net of income from subleases(a)	624	616	554	562	578
Total fixed charges	6,888	8,226	9,052	10,311	9,935
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates	1,026	770	172	59	127
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$37,706	$34,910	$38,141	$37,119	$34,921
Fixed charges, as above	$6,888	$8,226	$9,052	$10,311	$9,935
Preferred stock dividends (pretax)	1,558	1,092	906	899	947
Fixed charges including preferred stock dividends	$8,446	$9,318	$9,958	$11,210	$10,882
Ratio of earnings to fixed charges and preferred stock dividend requirements	4.46	3.75	3.83	3.31	3.21
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,446	$9,318	$9,958	$11,210	$10,882
Add: Interest on deposits	1,633	2,067	2,655	3,855	3,424
Total fixed charges including preferred stock dividends and interest on deposits	$10,079	$11,385	$12,613	$15,065	$14,306
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$37,706	$34,910	$38,141	$37,119	$34,921
Add: Interest on deposits	1,633	2,067	2,655	3,855	3,424
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$39,339	$36,977	$40,796	$40,974	$38,345
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.90	3.25	3.23	2.72	2.68

(a)	The proportion deemed representative of the interest factor.

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